Exhibit 99.11

CONSENT OF QUALIFIED PERSON

I, Rodrigo Simidu, P. Eng., Principal Mining Engineer and an employee of Gold Resource Corporation (the “Issuer”), hereby consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Don David Gold Mine, Oaxaca, Mexico” (the “Technical Report”) prepared for the Issuer dated March 30th, 2026 and having an effective date of December 31, 2025, which Technical Report supports the annual report of the Issuer pursuant to the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2025 filed on Form 10-K and dated March 18, 2026 (the “Annual Report”), and to the use of extracts from, or a summary of, the Technical Report in the Annual Report.

I certify that I have read the Annual Report and that it fairly and accurately represents the information in the Technical Report or part thereof for which I am responsible.

Dated this 30th day of March 2026.

Rodrigo Simidu, P. Eng. Principal Mining Engineer Gold Resource Corporation